Apple Inc.                                                                                                                                   March 13, 2007

1 Infinite Loop

Cupertino, CA 95014

To:	Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apple Computer, Inc. (File No. 000-10030)
Form 10-K: For the Fiscal Year Ended September 30, 2006, Filed December 29, 2006.

Dear Ms. Collins,

We have reviewed the questions in your letter dated February 28, 2007 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your questions and followed each with our response.

Further, we acknowledge that:

1.             Apple Inc. (formerly Apple Computer, Inc. and hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Joel Greenberg, Senior Director of Technical Accounting and External Reporting, at (408) 974-1888.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President

and Chief Financial Officer

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Consolidated Statements of Operations, page 74

1.                 We note that you include both products and services in your line item titled “net sales” in your Consolidated Statements of Operations. We also note similar classifications related to the corresponding cost of sales. Tell us how you considered presenting separate line items for revenue earned from the sale of your products and services, as well as cost of revenue, in your Consolidated Statements of Operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

The Company considers the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X when assessing the presentation of net sales and related cost of sales in its consolidated statements of operations. The Company’s service revenue and related cost of sales were both less than 4% of net sales and cost of sales, in all three years presented in the Company’s 2006 Form 10-K; therefore, the Company determined presenting separate line items for service revenue and related cost of sales was not necessary.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 —Summary of Significant Accounting Policies

Revenue Recognition, page 80

2.                 We note from your disclosure that you recognize revenue from the sale of your products and services in accordance with SOP 97-2 and SAB 104.  Tell us your revenue recognition policy for each of your product groups (e.g. iPod, Macintosh computers, displays, etc.) including the accounting literature relied on for each product group.

As disclosed in Note 1 of the Company’s 2006 Form 10-K, net sales consist primarily of revenue from the sale of hardware, software, peripherals, digital content, and service and support contracts. For any product within these groups that either is software (e.g., operating system software, applications software or firmware), or is considered software-related in accordance with the guidance in EITF 03-5 (e.g., Macintosh computers and iPod portable digital music players), the Company accounts for such products in accordance with the revenue recognition provisions of SOP 97-2. The Company applies SAB 104 for products that are not software or software-related, such as digital content sold on the iTunes Store and certain Macintosh and iPod supplies and accessories. The Company advises the Staff it will further clarify in its future disclosures for which products the Company applies SOP 97-2 and SAB 104. The Company accounts for multiple element arrangements that consist only of software or software-related products in accordance with SOP 97-2. If a multiple-element arrangement includes deliverables that are neither software nor software-related, the Company applies EITF 00-21 to determine if those deliverables constitute separate units of accounting from the SOP 97-2 deliverables. If the Company can separate the deliverables, the Company applies SOP 97-2 to the software and software-related deliverables and applies other appropriate guidance (e.g., SAB 104) to the deliverables outside the scope of SOP 97-2. For example, the Company would account for the combined sale of a Macintosh computer, Logic Pro, the Company’s professional music creation and audio production software application, and extended warranty agreement as a multiple element arrangement and allocate revenue to each of the elements based on their relative vendor specific objective evidence (“VSOE”) of fair value. Please see the Company’s response to the Staff’s Comment No. 3 below for discussion of how the Company establishes VSOE.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 —Summary of Significant Accounting Policies

Revenue Recognition, page 80

3.                 We note in your disclosure that for arrangements that include multiple elements, revenue is allocated to each element based on the relative fair value, which is generally determined by vendor-specific objective evidence (VSOE) of fair value based on the price charged when each element is sold separately.  Tell us how you established VSOE of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g. the initial term for PCS and maintenance).  For instance, describe the process you use to evaluate the various factors that affect your VSOE.  Does the price charged for the individual elements vary from customer to customer or geographic location. If so, please explain how the company determined that they can reasonably estimate fair value of each undelivered element.  Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2 related to your multiple element software arrangements.

As noted in the Company’s 2006 Form 10-K, the Company designs, manufactures, and markets personal computers and related software, services, peripherals, and networking solutions. The Company also designs, develops, and markets a line of portable digital music players along with related accessories and services. The Company sells its products worldwide through its online stores, its retail stores, its direct sales force, and third-party wholesalers, resellers, and value-added resellers. In addition, the Company sells a variety of third-party Macintosh and iPod compatible products including application software, printers, storage devices, speakers, headphones, and various other accessories and supplies through its online and retail stores.

The Company’s business consists primarily of high volume, low dollar transactions that are non-negotiable, which differs from certain large enterprise software companies that often have low volume, high dollar transactions that are negotiated. The vast majority of the Company’s sales do not entail any form of negotiation on behalf of the customer or the Company, as the typical sales transaction is based on the price clearly marked in the Company’s retail stores, online store and distributor price list; consequently, because there is no basis for negotiation, the price charged for elements on a stand-alone basis rarely fluctuates. Additionally, the Company rarely discounts single element transactions; therefore, for each individual product, the vast majority of all items sold on a stand-alone basis are sold at the same price.

In the Company’s largest market, the United States, the vast majority of the Company’s sales of any particular product to resellers are at the same price. The Company typically sells products at specific prices based on non-negotiable reseller price lists. Additionally, for sales to resellers in the Company’s other major markets, Japan, Europe, and Asia Pacific, the Company sells its products based on a Dealer Acquisition Cost (“DAC”) that specifies the prices at which products should be sold to distributors and from which the Company rarely deviates.

From time to time the Company offers promotional pricing, typically offering discounts only on multiple-element transactions. As a matter of practice, the Company generally changes prices only with new product introductions or when products are discontinued.

Unlike many companies that focus on providing hardware and software solutions for large enterprise customers for hundreds of thousands of dollars, the Company’s most popular products include the consumer targeted Macintosh line of personal computers and iPod line of portable digital music players. As noted in the MD&A section of the Company’s 2006 Form 10-K, the average selling price per Macintosh unit sold and iPod unit sold in 2006 was approximately $1,400 and $200, respectively. Sales of these products are largely to individual consumers, who have very little to no leverage in negotiating pricing; consequently, the price for these products sold on a stand-alone basis generally remains within a narrow range.

As previously discussed, the Company’s net sales consist primarily of revenue from the sale of hardware, software, peripherals, digital content, and service and support contracts. For multiple element transactions, the undelivered elements consist primarily of the Company’s extended warranty service and support contracts offered through the AppleCare Protection Plans (“APP”) and the Company’s .Mac offering. To a significantly lesser extent, the Company also has other undelivered elements including software maintenance generally offered only to education and business customers, which is further discussed in the Company’s response to the Staff’s Comment No. 5.

APP is a separately priced service that generally extends the standard warranty service coverage on certain Macintosh products to three years. APP includes telephone assistance, certain repairs, web-based support resources, and diagnostic tools. As APP can be purchased up to one year after the purchase of a Macintosh personal computer, the Company has numerous stand-alone APP transactions, which serve as the Company’s basis for establishing VSOE of fair value. Total revenue recognized in fiscal year 2006 from APP was approximately $444 million. All revenue related to APP is deferred and recognized over the applicable extended contract period.

The Company’s .Mac offering is a suite of Internet services that for an annual fee provides users with a set of Internet tools including a virtual hard drive, an email service, various tutorials and other features that are available to subscribers. The prices charged for one-year subscriptions to the .Mac service fall within a very narrow range, and serve as the basis for establishing VSOE. Total revenue recognized in fiscal year 2006 from .Mac was approximately $98 million. All revenue related to the .Mac offering is deferred and recognized on a straight-line basis over the applicable contract period.

The Company generally determines VSOE of fair value for undelivered elements such as APP and .Mac based upon the price it charges similar customers when these items are sold separately, consistent with the guidance in paragraphs 10 and 57 of SOP 97-2. VSOE varies across class of customer (e.g., individual consumers, resellers, education customers) and geography; however, within each class of customer and geography, the price charged for a product or service on a stand-alone basis falls within a narrow range (typically greater than 90% of stand-alone transactions are within 15% of the median price). To establish that the Company has VSOE of fair value, the Company compiles historical information over a specified time period and evaluates whether a significant majority of the transactions sold on an individual basis for a specific customer class and geography falls within a narrow range around the median price for all individual sales within said customer class and geography. The Company considers all transactions that fall within such range to be priced using VSOE.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 —Summary of Significant Accounting Policies

Revenue Recognition, page 80

4.                 We also note that if the Company offers specified upgrade rights, you defer revenue related to the fair value of the specified upgrade right until the future obligation is fulfilled or when the rights to the specified upgrade expires. We note in a recent Wall Street Journal article that some customers, who bought certain new Macintosh products based on a microprocessor from Intel Corp., would now be able to use hardware that supports a faster new variant of a wireless technology. We further note that for several months, you shipped computers with the wireless hardware while the final technical specifications were not complete enough to include the software that supports the technology.  Tell us whether the customers who purchased these Macintosh products without the updated software were guaranteed the rights to such software when available.  Tell us how you determined whether these rights were unspecified or specified upgrades and how you accounted for these sales. If you determined that these rights were specified upgrades, tell us how you considered the guidance in paragraphs 36 through 38 of SOP 97-2 in accounting such sales and explain how you were able to establish VSOE for these rights. Also, tell us whether the customers were informed that they would be required to pay additional fees to implement these upgrades at the time they purchased the hardware or explain when and why the decision was made to charge the additional fees. Furthermore, tell us the amount of revenue recognized for Macintosh products without the updated software for each period presented.

As disclosed in Note 1 of the Company’s 2006 Form 10-K, the Company does not generally offer specified or unspecified upgrade rights to its customers in connection with software sales. If the Company offers specified upgrade rights, the fair value of the specified upgrade right (determined based on stand-alone sales) is deferred until the future obligation is fulfilled or when the specified upgrade right has expired. The circumstances related to the Company offering 802.11n software to customers as referenced in the Staff’s Comment No. 4, did not constitute a specified or unspecified upgrade right as further described below.

In August 2006, the Company began selling certain Macintosh personal computers with a new wireless networking card that was capable of communicating via several wireless standards as defined by the Institute of Electrical and Electronics Engineers, Inc. (“IEEE”). Similar to those used in some previous Macintosh models, this card provided wireless networking capabilities using the 802.11a/b/g industry standard specifications as defined by the IEEE. The new card also included latent support for a draft of the 802.11n standard, which was still under discussion and not accepted by the IEEE. However, the Company was unsure whether it would ever make available the 802.11n functionality in these systems due to the unsettled status of the 802.11n draft standard. As such, the existence of this new card’s support for the draft 802.11n was not disclosed to the Company’s customers nor was this functionality ever marketed. In fact, these computers were marketed consistently with previous models using the same “Airport Extreme” brand name, and supported the same 802.11a/b/g specifications.

After further development of the 802.11n standard by the IEEE, the Company internally decided in December 2006 (1) to inform customers that the latent 802.11n standard existed in certain Macintosh computers and (2) that the Company would offer for sale an update (the “n-enabler software”) to enable the latent 802.11n functionality. In January 2007, the Company publicly announced these decisions for the first time and made the n-enabler software update available.

The Company evaluated the appropriate accounting treatment for this n-enabler software update based on the guidance of SOP 97-2, specifically paragraph 36 which states:

Upgrades/enhancements. As part of a multiple-element arrangement, a vendor may agree to deliver software currently and provide the customer with an upgrade right for a specified upgrade/enhancement. The upgrade right may be evidenced by a specific agreement, commitment, or the vendor’s established practice. (Rights to receive unspecified upgrades/enhancements on a when-and-if-available basis are PCS, as it has been redefined in this SOP.) The upgrade right should be accounted for as a separate element in accordance with paragraphs 8 through 14. Guidance on the application of those paragraphs to multiple-element software arrangements that include upgrade rights is given in paragraphs 37 and 38.

In assessing the guidance in paragraph 36 of SOP 97-2, the Company concluded that the sale of the n-enabler software update did not constitute an upgrade right as part of a multiple-element arrangement with the underlying computer system sale. The Company did not enter into a specific agreement or make any commitment or guarantee to provide this software update to its customers, nor does the Company have an established practice of providing upgrades/enhancements to its systems and systems-related software for free. To the contrary, the Company consistently marketed these Macintosh systems as only supporting the industry standard 802.11a/b/g specifications, and never disclosed in any way the latent 802.11n support until January 2007. The Company determined that this n-enabler software update provided more than insignificant modifications to the computer’s wireless networking functionality in that it enabled up to five-times faster performance and twice the coverage for wireless networking; consequently, the Company concluded it would charge customers for this software update.

The Company recognized approximately $2.0 billion of total revenue from the sale of approximately 1.3 million Macintosh systems with latent 802.11n support from August 2006 through the end of the Company’s first fiscal quarter of 2007 ended December 30, 2006. Through February 28, 2007, the Company sold less than 17,000 copies of the n-enabler software update from the time it was first made available in January 2007. At the time of sale, these computers were fully functional based on their marketed technical specifications, including wireless networking capabilities under the 802.11a/b/g specifications. As the Company did not offer or provide any unspecified or specified upgrade rights in conjunction with the sale of these computers and the computers were fully functional as marketed upon delivery, the Company appropriately recognized the revenue from these computers at the time of sale. Furthermore, the Company recognized the revenue from the subsequent sale of the n-enabler software update at time of its delivery, beginning in January 2007.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 —Summary of Significant Accounting Policies

Revenue Recognition, page 80

5.                 We also note in your disclosures on page 12 that you have released several new versions or upgrades to some of your existing software products. Tell us whether these releases are embedded in your maintenance contracts as noted in your disclosure on page 81 and whether these were unspecified or specified elements. Additionally, if these releases are included in your maintenance contracts, tell us whether you consider these software releases to be additional software products or upgrade rights. In this regard, please address the following:

- the significance of the differences in the features and functionality of the new deliverable from the Company’s existing products;

- whether the additional software element is intended to replace the Company’s existing product;

- the extent of development efforts required to create the new element;

- the relationship of the price of the new software element to the pricing for the Company’s existing products; and

- the manner in which the new element is marketed.

Furthermore, tell us how you have considered paragraphs 39 through 49 of SOP 97-2 in determining the Company’s current revenue recognition policy is appropriate. We may have additional comments based on your response.

As disclosed in the Company’s 2006 Form 10-K, the Company offers maintenance on certain software products. However, this activity is insignificant relative to the Company’s total net sales. The Company’s total revenue was $19.3 billion for fiscal 2006, while total software maintenance billings were only $54 million during this period. Therefore, the vast majority of the Company’s customers who received new versions of or upgrades to the professional and consumer software listed in the Company’s 2006 Form 10-K on page 12 under the heading Software Products and Computer Technologies paid the Company separately for those upgrades and new versions.

The Company generally makes software maintenance available only to education and business customers who have purchased volume software licenses to the latest commercial versions of eligible software products. Maintenance arrangements are sold separately and may be renewed. During fiscal 2006 the Company sold maintenance arrangements covering some of its software products including Mac OS X and certain professional and consumer software titles; however, 50% of the Company’s total software maintenance billings during fiscal 2006 were related to Mac OS X.

The terms of the Company’s software maintenance arrangements vary from 1 to 3 years and grant customers the right to receive upgrades/enhancements to the specific software products defined in their maintenance arrangement on a when and if available basis. Maintenance arrangements do not include the right to receive specified future elements, specified future upgrades, or future software products (either specified or unspecified). The Company’s software maintenance arrangements specifically limit the Company’s obligation to deliver future upgrades and enhancements at its sole discretion.

The Company recognizes all revenue associated with its software maintenance arrangements ratably over the terms of the arrangements. This is consistent with paragraphs 56 and 57 of SOP 97-2 that state PCS includes the right to receive unspecified upgrades/enhancements and requires that any portion of any arrangement allocated to PCS be recognized as revenue ratably over the term of the PCS arrangement.

The Company believes the new versions of and upgrades to the software discussed in the Company’s 2006 Form 10-K that are covered by its maintenance arrangements meet the definition of an upgrade/enhancement as provided in paragraph 149 of SOP 97-2 which states an upgrade/enhancement is:

An improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performance, or both.

The Company considers all of the software updates provided pursuant to its software maintenance arrangements to be upgrades/enhancements and not additional software products. Generally, the guidance provided in paragraphs 39 to 49 of SOP 97-2 pertains to delivery of additional software products. Therefore, the Company does not believe these sections apply to the accounting for the terms of its existing maintenance arrangements. The Company’s assessment that the updates provided pursuant to its software maintenance arrangements are upgrades/enhancements and not additional software products includes consideration of the factors the Staff has listed above as follows:

•                    The significance of the differences in the features and functionality of the new deliverable from the Company’s existing products

The upgrades/enhancements to products that are covered by software maintenance arrangements typically contain limited additions in features and functionality with respect to the overall feature set of each product. For example, Mac OS X upgrades/enhancements are released approximately every 2 years and typically include general incremental enhancements to performance, updates to the user interface, updates to core technologies to adopt support for new standards, and a limited number of new features and/or enhancements to existing features. Upgrades/enhancements to Mac OS X are intended to extend the life of Mac OS X and to improve its marketability, which is why the Company charges its customers for them. However, the significance of upgrades/enhancements made to Mac OS X and their impact on customers is limited to the specific performance and functionality areas addressed and is relatively limited compared to the vast breadth of functionality of the underlying product. Although difficult to quantify precisely, Mac OS X contains thousands of individual features and functions. Relative to the thousands of individual features and functions in OS X, a typical upgrade to Mac OS X contains only one to two hundred new or enhanced features and functions of which only a small fraction would be heavily marketed by the Company and most of which do not result in a visible “feature” accessible by the customer or perform new functions outside of the previous domain of features and functions in the pre-existing version of Mac OS X.

•                    Whether the additional software element is intended to replace the Company’s existing product

The Company views what is offered in incremental releases as an improvement to the existing features and functionality, as opposed to an additional product. As noted above, the upgrades/enhancements covered by maintenance arrangements provide limited incremental improvements to existing software. These improvements provide incremental enhancements to performance, updates to the user interface, updates to core technologies to adopt support for new standards, and a limited number of new features. The upgrade/enhancements provided through a maintenance arrangement are intended to substantially replace existing products covered under the arrangement, as opposed to being used in addition to the previously existing product. This is a strong indicator that the upgrades/enhancements are not additional software products.

•                    The extent of development efforts required to create the new element

Development efforts related to upgrades/enhancements for the Company’s software products covered by its maintenance arrangements are relatively minor in terms of cost and development time compared to the efforts required to develop the original software versions. For example, in constant dollars, the total expected development costs for the Company’s next upgrade of Mac OS X represents approximately 10% of the total development costs for Mac OS X.

•                    The relationship of the price of the new software element to the pricing for the Company’s existing products

Generally, existing users can purchase upgrades to the Company’s professional software products for approximately one-third of the price of a full license. Currently, the retail price for licenses to the Company’s professional products range from $299 to $1,299, and the price of upgrades on those products range from $99 to $499. Due to the relatively low price points for the Company’s consumer software applications, which are priced between $79 and $129, the Company charges the same price for an upgrade as a full license. In the case of Mac OS X, all individual sales represent an upgrade sale as all purchasers of the Company’s computers receive a license to the then current version of the Mac OS.

•                    The manner in which the new element is marketed

All of the upgrades/enhancements for products covered by maintenance arrangements are marketed by the Company as upgrades to existing products as opposed to being a new product. As noted above, given the large breadth of features offered by the Company’s individual operating system products and individual professional and consumer applications covered by its maintenance arrangements, the individual upgrades/enhancements provided represent incremental improvements to performance and functionality as opposed to wholesale replacement of the core software product.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 2 — Restatement of Consolidated Financial Statements, page 85

6.                 We note your disclosure of the incremental impact from recognizing stock-based compensation expense as a result of the investigation of past stock option grants. Tell us whether you recorded stock-based compensation expense under APB 25 for the fiscal years prior to 2004 prior to the restatement. If so, tell us how you considered disclosing the information required by paragraph 45.c.2 of SFAS 123 to provide the total restated stock-based compensation cost that should have been reported each fiscal year as well as a reconciliation of the total restated stock-based compensation cost to the cumulative adjustment to opening retained earnings. We refer you to the “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

On December 29, 2006, the Company filed with the Securities Exchange Commission (“SEC”) its annual report on Form 10-K for the year ended September 30, 2006 (the “2006 Form 10-K”). As disclosed in Note 2 of the Company’s 2006 Form 10-K, the Company restated its consolidated balance sheet as of September 24, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the fiscal years ended September 24, 2005 and September 25, 2004 to record non-cash charges for additional compensation expense relating to past stock option grants.

Because the Company filed its 2006 Form 10-K before the issuance of the SEC’s Division of Corporation Finance (“DoCF”) guidance entitled, Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants, the Company proactively sought a preclearance determination from the SEC that the Staff did not object to the Company’s proposed accounting and disclosure for stock option grants related to the restatement. Among other things, the Company provided the SEC with a detailed discussion of the proposed presentation of the accounting adjustments as well as the proposed disclosure describing the financial restatement. In a letter dated December 14, 2006, the DoCF notified the Company that it would not raise a comment regarding the need to amend Exchange Act forms filed prior to the 2006 Form 10-K to restate previous financial statements and related MD&A. In a letter dated January 3, 2007, the SEC’s Office of Chief Accountant (“OCA”) confirmed prior discussions and indicated that it would have advised the Company if the Staff had reached a conclusion that the manner in which the Company’s management proposed to apply the accounting literature to the facts represented to them would have resulted in financial statements that were inconsistent with generally accepted accounting principles (“GAAP”). The Company believes that the final accounting and presentation of the impacts from this restatement disclosed in the Company’s 2006 Form 10-K were consistent with the information previously presented to and reviewed by the DoCF and OCA.

The Company adopted SFAS No. 123R on the first day of its fiscal year 2006.  Prior to its adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB No. 25 and applied the disclosure provisions of SFAS No. 123.

In evaluating the required disclosures for the restated period included in the Company’s 2006 Form 10-K, the Company considered the requirements in SFAS No. 123 for the fiscal years 2005 and 2004 restated financial statements. Specifically, paragraph 45.c.2 of SFAS No. 123 requires disclosure of amounts recognized in the financial statements for stock-based employee compensation cost, net of related tax effects, for any period for which an income statement is presented where the Company accounted for employee stock-based compensation under APB No. 25.

The Company disclosed in Note 1 of the 2006 Form 10-K under the heading Stock-Based Compensation, the restated stock-based compensation expense, net of tax, recognized in each income statement presented in the 2006 Form 10-K for which the Company measured stock-based compensation expense under APB No. 25. To provide further transparency, the Company disclosed in Note 2 of the 2006 Form 10-K both the before and after tax incremental stock-based compensation expense impact resulting from past stock option grants for every fiscal year impacted by such adjustments along with a reconciliation of the adjustments to beginning retained earnings for the earliest year presented in the Company’s 2006 Form 10-K.

The Company supplementally advises the Staff that, as included in the originally filed Form 10-Ks for each of the respective prior years, the aggregate stock compensation expense, net of tax, originally recognized by the Company for fiscal years 1998 through 2003 was $24 million, of which $15 million related to fiscal 2003, $5 million to fiscal 2002, $2 million to fiscal 2001 and $2 million to fiscal 1998. The restated aggregate stock compensation expense, net of tax, was $87 million for this same period. The total restated year-by-year stock compensation amounts, net of tax, for fiscal years 1998 through 2003 were $27 million for fiscal 2003, $28 million for fiscal 2002, $15 million for fiscal 2001, $9 million for fiscal 2000, $6 million for fiscal 1999, and $2 million for fiscal 1998.

The Company observes that the disclosures included in the 2006 Form 10-K are consistent with the Company’s previous communications with DoCF and OCA prior to filing the Company’s 2006 Form 10-K and are substantially consistent with: (i) the requirements in paragraph 45.c.2 of SFAS 123; and (ii) the relevant guidance provided by the Staff in Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants. The Company does not believe that the additional information in the preceding paragraph, either individually or in the aggregate, is material to an investor’s understanding and review of the 2006 Form 10-K.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 10 — Commitments and Contingencies

Contingencies, page 108

7.                 We note the disclosures in Note 2 regarding the Company’s restatement of prior years’ financial statements due to incorrect accounting for stock option grants. In your letter to the Staff dated August 16, 2006, you indicated that the Company would continue to assess the potential loss contingencies with respect to pending or threatened litigation, potential legal actions by the IRS or other regulatory authorities, and other possible claims or assessments triggered by the stock-option investigation. At such time the Company lacked sufficient information to determine whether any probable and reasonably estimable liabilities existed. You further indicated that the Company would continue to assess whether any disclosures (including disclosure of loss contingencies even though the possibility of loss may be remote), would be required under SFAS 5 to be included in the Company’s restated or current financial statements. Please update the Staff as to your current considerations to the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss.” and how you determined that such disclosures were not considered necessary in the Company’s current financial statement footnotes.

The Company continually assesses the accounting and disclosure requirements for loss contingencies in accordance with SFAS No. 5 and FIN 14. Specifically, in assessing whether an accrual should be recognized for a loss contingency, the Company evaluates the requirements of paragraph 8 of SFAS No. 5, which requires accrual of an estimated loss if a contingency is both probable and can be reasonably estimated. The Company also considers the guidance of FIN 14 in determining the appropriate amount to recognize for a probable loss contingency if the reasonable estimate of the loss is within a range. Additionally, in accordance with the requirements of paragraphs 9 and 10 of SFAS No. 5, the Company assesses whether contingencies are individually material.

In conjunction with the Company’s ongoing assessment of loss contingencies, the Company considered the potential loss contingencies with respect to pending or threatened litigation, potential legal actions by the IRS or other regulatory authorities, and other possible claims or assessments triggered by the Company’s investigation into its past stock option granting practices. With respect to the Company’s 2006 Form 10-K, the Company has accrued for certain loss contingencies that met the requirements of paragraph 8 of SFAS No. 5 that individually and in the aggregate are not material to the Company’s consolidated financial statements taken as a whole. It was management’s opinion that the Company did not have any other potential liabilities that were both probable and reasonably estimable.  Furthermore, management did not believe that it was at least reasonably possible that any other losses that would be considered material to a reasonable investor had been incurred. Therefore, the Company did not disclose reasonably possible losses related to known legal matters and claims. The Company disclosed the nature of the liabilities it incurs in the ordinary course of business and its assessment of those loss contingencies in Note 10 of the 2006 Form 10-K; certain risks associated with the investigation into past stock option grants and the resulting restatement of the Company’s financial statements, and the risks associated with unfavorable results of legal proceedings in Part I, Item 1A, Risk Factors; and a description of various legal proceedings against the Company in Part I, Item 3, Legal Proceedings. To date, no additional facts or circumstances have arisen that have caused management to change its initial assessment of the potential impact of legal matters that were in existence at the end of fiscal 2006. The Company will continue to analyze its contingencies to identify those that are individually material and warrant separate disclosure in future filings.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 11 — Segment Information and Geographic Data, page 109

8.                 We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

As disclosed in Part I, Item 1, under the heading Business Organization and Note 11 of the Company’s 2006 Form 10-K, the Company’s Europe segment includes European countries as well as the Middle East and Africa. The Company does not conduct business directly in any country in the Middle East. All business conducted in this region is between the Company and unaffiliated third-party distributors. These distributors currently are contractually authorized to distribute, market, and service certain Apple products in the following Middle East countries: Bahrain, Egypt, Iraq, Israel, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, United Arab Emirates and Yemen. From time to time, certain countries on this list are temporarily embargoed in accordance with direction from the U.S. government. Revenue generated from sales in the Middle East totaled approximately $55 million in fiscal 2006, or approximately 0.3% of the Company’s total revenue for fiscal 2006.